

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 24, 2016

<u>Via E-Mail</u>
Donald S. Bubar
Chief Executive Officer
Avalon Advanced Materials, Inc.
130 Adelaide St. West, Suite 1901
Toronto, Ontario
M5H 3P5, Canada

> **Re:** **Avalon Advanced Materials, Inc.**
> **Form 20-F for Fiscal Year Ended August 31, 2015**
> **Filed November 30, 2015**
> **File No. 001-35001**

Dear Mr. Bubar:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining